Independent Auditors' Report





To the Board of Directors of

Scout Regional Fund, Inc.
and
the Securities and Exchange Commission:



RE:		Scout Regional Fund, Inc.

                Form N-17f-2

                File Number 811-4860



We have examined management's assertion about SCOUT REGIONAL FUND, INC.'s (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, with respect to securities of SCOUT REGIONAL FUND, INC., without prior notice to management:

      Securities owned as of the close of business on December 31, 1997, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company and the Federal Reserve Bank, which use the book entry method of accounting for securities;

      Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

      Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Regional Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Regional Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


Kansas City, Missouri

March 17, 1998










        Washington, D.C. 20549


        FORM N-17f-2


        Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies


        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



1. Investment Company Act File Number:  Date examination completed:

        811-4860                        December 31, 1997



2. State Identification Number:

AL



AK	98 02176



AZ S-0033493-QUAL



AR 	93-M515-01



CA      505-5204



CO	IC-92-03-564



CT	SI 45575



DE



DC      *



FL 	*



GA	56-002872



HI



ID	48844



IL      9737045



IN	91-0446 IC



IA 	I-26193



KS      87S0001009



KY 	M29408



LA	54080**



ME	MF98-6741



MD	SM980021



MA	96-6994-MR



MI	227113



MN	R-35201.1



MS	MF-98-01-001



MO	203294



MT	28405



NE	014850



NV



NH



NJ      *



NM	980209



NY      S 27 53 23



NC



ND	62477



OH	12282



OK      I-321097



OR	98-0080**



PA      91-08-012MF



RI



SC	MF11228



SD	9889



TN      RM98-0284



TX      C-39435



UT	B00039221**



VT 	1/16/98-23



VA	2615



WA	C-57894



WV	MF-24145



WI	341392-03



WY 	20514



PUERTO RICO



Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers

**Securities in the Scout Funds Combined Prospectus included on one Notice
  Filing (Balanced Fund, Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)



3. Exact name of investment company as specified in registration statement:

        Scout Regional Fund, Inc.



4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108



INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.



Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940



Management believes that Scout Regional Fund, Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, and during the period June 30, 1997 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1997, with respect to securities reflected in the investment account of Scout Regional Fund, Inc.


SCOUT REGIONAL FUND, INC.

By /s/Laurence J. Schmidt
      Laurence J. Schmidt, Senior Vice President